October 30, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
Point NewCo Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

       Re: Point NewCo Inc.
           Registration Statement on Form S-4
           Filed October 22, 2018
           File No. 333-227936

Dear Dr. Pourhassan:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4 filed October 22, 2018

Incorporation by Reference, page 28

1. Please incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended
       August 31, 2018, filed with the SEC on October 9, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Nader Z. Pourhassan, Ph.D.
Point NewCo Inc.
October 30, 2018
Page 2

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                         Sincerely,
FirstName LastNameNader Z. Pourhassan, Ph.D.
                                                         Division of
Corporation Finance
Comapany NamePoint NewCo Inc.
                                                         Office of Healthcare &
Insurance
October 30, 2018 Page 2
cc:       Steven M. Skolnick - Lowenstein Sandler LLP
FirstName LastName